Exhibit 1.01

CONFLICT MINERALS REPORT

OF MATERIALISE NV

Materialise NV (the "Company") is providing this Conflict Minerals Report pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD for the reporting period from January 1 to December 31, 2023. The terms used in this report are as defined in Rule 13p-1, Form SD and Release No. 34-67716, unless otherwise defined herein.

The Company is a leading provider of additive manufacturing, medical software, and of sophisticated 3D printing services. The Company’s customers are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer products. The Company’s proprietary software platforms enable and enhance the functionality of 3D printers and of 3D printing operations. In the healthcare sector, the Company brings software and medical devices to the market. The Company’s medical software products include surgical planning tools that allow medical professionals to make 3D printable designs of the human anatomy. The Company’s medical devices include surgical guides as well as customized medical implants. In the Company’s 3D printing service centers, the Company prints medical devices, prototypes, production parts, and consumer products.

The Company's products are offered across three principal market segments: Materialise Software, Materialise Medical and Materialise Manufacturing, although not all of the Company's products in these segments are in-scope for purposes of its conflict minerals compliance.

•	In the Materialise Software segment, the Company offers proprietary software worldwide through programs and platforms that enable and enhance the functionality of 3D printers and of 3D printing operations. The Company has developed software that interfaces between almost all types of 3D printers, and various software applications and capturing technologies, including CAD/CAM packages and 3D scanners, by enabling data preparation and process planning. The Company’s programs interface with machines manufactured by leading original equipment manufacturers.

•	In the Materialise Medical segment, the Company’s product and services offering addresses what it believes to be long-term trends in the medical industry towards personalized, functional and evidence-based medicine. The Company sells medical software and personalized medical devices, such as surgical guides and customized patient-specific medical implants.

•	In the Materialise Manufacturing segment, the Company primarily offers 3D printing services to industrial and commercial customers. The Company delivers products to highly regulated industries, such as the aerospace, healthcare, machine manufacturing, quality control equipment and consumer goods industries.

In accordance with Rule 13p-1, the Company conducted in good faith a reasonable country of origin inquiry, reasonably designed to determine whether any conflict minerals are necessary for the functionality or production of a product manufactured by the Company, or contracted by the Company to be manufactured, that originated in the Democratic Republic of the Congo or an adjoining country ("Covered Countries") or are not from recycled or scrap sources. The Company performed a review of its products and found that a limited number of products may contain tin, tantalum, tungsten, or gold. As a company in the additive manufacturing industry, the Company is several levels removed from the actual mining of conflict minerals. The Company does not directly make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries. Therefore, the Company must rely on its suppliers and subcontractors to provide information about the origin of necessary conflict minerals in its products. The Company sought information from its direct suppliers and subcontractors to identify conflict minerals within raw materials, components or products they supply the Company and the origins of any such conflict minerals. Despite follow-up requests, some of the Company's suppliers and subcontractors have not responded with verifications of the origin of materials supplied to the Company.

Based on its reasonable country of origin inquiry, the Company concluded it has reason to believe that some of its necessary conflict minerals may have originated in the Covered Countries and may not have come from recycled or scrap sources. The Company took measures to exercise due diligence on the source and chain of custody of those necessary conflict minerals. Its due diligence measures are designed to conform, in all material respects, with the criteria set forth by the Organization for Economic Cooperation and Development ("OECD") in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ("OECD Framework") and included the following due diligence measures:

i.	Establish strong company management systems

The Company formed an internal management and cross-functional team to oversee conflict minerals compliance and support supply chain due diligence. The team established a process to engage with suppliers and subcontractors and communicate due diligence efforts to subcontractors, suppliers, and other relevant functions in the organization, as applicable. The Company strengthened and will continue to strengthen, its engagement with suppliers and subcontractors regarding the necessary conflict minerals. The Company also evaluates new suppliers on a broad range of management aspects and evaluates suppliers annually in line with the expectations of ISO standards on management systems (ISO 9001, EN 9100, ISO 13485, ISO 14001 and ISO 27001). A conflict minerals policy has been adopted as part of the Company’s Supply Chain Policy and is published on its website at https://www.materialise.com/en/about/impact/research-reports-policies.

ii.	Identify and assess risk in the supply chain

The Company instituted an assessment of its supply chain and identified risks in its supply chain where there is a probability of conflict minerals being incorporated into the product. The Company conducted a survey with direct suppliers and subcontractors asking that they provide information on their country of origin. The Company also focused on the risk of not receiving timely, accurate, and/or reliable information from suppliers about the source of necessary conflict minerals. Responses were assessed for potential inconsistencies, incompleteness, or inaccuracies and flagged for follow-up as appropriate.

iii.	Design and implement a strategy to respond to identified risks

Findings of the supply chain risk assessment were, and continue to be, reported to senior management of the Company. Throughout the course of its risk mitigation efforts, the Company is continuing trade with current suppliers and subcontractors. For those responses that are identified as incomplete or as uncertain in terms of reliability, the Company is continuing to contact suppliers and subcontractors for information and to track their responses.

iv.	Carry out an independent third-party audit of supply chain due diligence at identified points in the supply chain

As a downstream consumer of necessary conflict minerals, the Company is many steps removed from the smelters and refiners that directly provide minerals and ores. For this reason, the Company did not carry out independent third-party audits of supply chain due diligence at the level of the smelters and refiners in the supply chain. The Company reviewed and relied on cross-industry initiatives, including initiatives led by the Electronic Industry Citizenship Coalition ("EICC") and The Global e-Sustainability Initiative ("GeSI"), as part of its due diligence at the level of the smelters and refiners.

v.	Report on supply chain due diligence

The Company publicly reports on its supply chain due diligence policies and practices by filing the Form SD, including the Conflict Minerals Report, and providing the Conflict Minerals Report on its publicly available Internet website at http://investors.materialise.com. The content of the Company's website is included for general information only and is not incorporated by reference in this Conflict Minerals Report.

Despite suppliers or subcontractors indicating that they source from the Covered Countries, these suppliers and subcontractors were unable to fully report which specific smelters were part of the supply chain of the components that were sold to the Company in 2023. The Company intends to continue to take steps to strengthen its conflict minerals compliance program to mitigate the risk that conflict minerals in the manufacture of the Company's products benefit armed groups. In particular, the Company has taken or intends to take the following steps, including steps to improve its due diligence, including to:

a.	Continue to attempt to validate supplier responses using information collected via smelter validation programs such as the EICC and GeSI initiatives and encourage suppliers and subcontractors to source, when feasible, from smelters or refiners that are certified as conflict-free by an independent third party.

b.	Continue to monitor and track the performance of risk mitigation efforts, which will be reported to designated senior management on an ongoing basis.

c.	Communicate to potential new suppliers and subcontractors our sourcing expectations and conflict minerals policy.